UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       December 2002

              File No: 0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

News Release Dated December 30, 2002

2.

News Release Dated January 15, 2003

3.

News Release Dated January 17, 2003

4.

News Release Dated February 4, 2003

5.

News Release Dated February 5, 2003

6.

News Release Dated February 11, 2003 (1)

7.

News Release Dated February 11, 2003 (2)

8.

News Release Dated February 25, 2003

9.

News Release Dated February 26, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

                         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____    No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated May 21, 2003

       Signed: /s/ Joanne Freeze

                                                                              Joanne Freeze, Director

CANDENTE RESOURCE CORP. – NEWS RELEASE

Stock Options

December 30th, 2002

Release No. 64

                                                                                                                                     TSX-V:DNT

CANDENTE INCENTIVE STOCK OPTIONS

Candente Resource Corp. (the Company) would like to announce that the Company has granted Incentive Stock Options to directors, employees and consultants in the amount of 600,000 shares at a price of $0.44 for a period of five years. The options are subject to acceptance by the TSX Venture Exchange.

Candente is a junior exploration company focused on the acquisition, exploration and development of world-class gold and copper projects. For more information on our current exploration progress, visit www.candente.com and/or call us at: (604) 689-1957; toll free at 1-877-689-1964; or e-mail to: investor@candente.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

Gold Acquisitions in Newfoundland

January 15th, 2003

Release No. 65                                                                                                           TSX-V:DNT

Flamingo Property

Candente is pleased to announce the Company has optioned a new bulk tonnage gold target in Southwestern Newfoundland. Gold mineralization on the Flamingo Property has been traced to date over an area covering one square kilometre in bedrock, soils and heavy mineral concentrate samples. The styles of gold mineralization at Flamingo are similar to those found in deposits containing from 1 to 7 million ounces gold World wide such as the Kumtor deposit in Kyrgyzstan where Cameco produces approximately 500,000 ounces annually.

Results from previous explorationists on the Flamingo property over an area measuring one square kilometre include:

3.8 gpt (grams per tonne) Au, 3.4 gpt Au, 8.7 gpt Au, 12.5 gpt Au, 13.2 gpt Au, 25.7 gpt Au, 49.8

gpt Au and 62.9 gpt Au in bedrock grab samples

1.4 gpt Au, 1.6 gpt Au, 1.9 gpt Au, 7.9 gpt Au from a series of test pits to the south of the bedrock grab samples above

3.2 gpt Au over 7 meters from a series of chip channel samples

0.69 gpt Au, 1.1 gpt Au, 2.1 gpt Au, 2.2 gpt Au, 5.7 gpt Au in soil samples

13.4 gpt Au, 36.6 gpt Au, 79.6 gpt Au and 104.9 gpt Au from a series of HMC (Heavy Mineral

Concentrate) samples along the south side of a lake

Candente’s sampling of mineralization over an area measuring 400 square metres is as follows:

0.91 and 1.19 gpt Au from a clay/limonite/quartz-cemented breccia

5.5 gpt Au, 13.5 gpt Au and 25.8 gpt Au from quartz veins cut by sheeted quartz-arsenopyrite-pyrite veinlets and stockwork zones in altered granite

0.86, 2.5 and 4.9 gpt Au in hematized albitized (?) felsic intrusive rocks

1.4, 2.1, 3.0, 4.8 gpt Au from vein breccias and fracture zones in sheared granite

The Company has optioned the Flamingo Property from Gilbert Lushman and Edwin Northcott of Newfoundland. The option is exercisable over a period of four years and terms include: cash payments totaling Cdn$105,520; an issuance of a total of 120,000 common shares; and an aggregate of Cdn$500,000 in exploration expenditures. The Company has the right to acquire an undivided 100% interest in the property subject to a 2.5% NSR. The NSR may be reduced from 2.5% to 1.5% with a payment of Cdn$1,000,000. A finder’s fee of 20,000 shares will be paid to a third party for introductions on the Flamingo property. First year commitments comprise Cdn$25,520 in cash, 20,000 shares and exploration expenditures of Cdn$40,000.

On the Flamingo Property, gold occurs both freely and as inclusions in arsenopyrite. Gold mineralization occurs in granitoid/schist host rocks as lower grade stockwork/sheeted veins and as microfracture-style of mineralization with higher grade shears in both intrusion and schistose host rocks. The gold occurs with coincident Pb-Bi-As-Ag-Sb-W and minor Pb-Zn-Cu associated with arsenopyrite, pyrite, galena, sphalerite and chalcopyrite. Both the styles of mineralization and geochemical signature described above are typical of intrusion related and orogenic gold deposits.

The Flamingo Property comprises 239 claims and has excellent access as it is located 3 km west of a paved highway and the nearest seaport is located 60 km west-northwest of the property.

Weirs Pond, Radio Range, Jackson’s Arm

The Company has also optioned three other gold properties in Newfoundland. The Weirs Pond Property comprises 5 claims and is under option from Alexander and Robert Stares. The Radio Range Property comprises 12 claims and is under option from Calvin Crocker and James Richard Crocker. The Jackson’s Arm Property comprises 66 claims and is under option from ASK Prospecting, Krinor Resources Inc. and Alex Turpin.

All three of these optioned properties are contiguous with wholly owned Candente properties. Both of the Weirs Pond and Radio Range properties are located in the Botwood Basin. Gold mineralization in these areas has been found in glacial till samples and in grab samples of bedrock.

The options on each of the Weirs Pond and Radio Range Properties are exercisable over five years and terms include: cash payments totaling Cdn$55,000; an issuance of a total of 100,000 common shares; and an aggregate of Cdn$200,000 in exploration expenditures on each property. The Company has the right to acquire an undivided 100% interest in the properties subject to a 2.5% NSR. The NSR may be reduced from 2.5% to 1.5% with a payment of Cdn$1,000,000. First year commitments comprise Cdn$3,000 in cash, 10,000 shares and exploration expenditures of Cdn$10,000. First year exploration and cash commitments have already been met on each property.

The Jackson’s Arm Property is located in Western Newfoundland and covers rocks similar in age and type to those considered to be favourable for hosting Carlin and other bulk tonnage styles of mineralization. Gold mineralization has been found to date in:

HMC tills up to 15,100 ppb (15 gpt) gold;

Two trenches which have uncovered boulders with gold values from 2.6 to 35.5 gpt and 27 to 78 gpt with a one tonne boulder giving 58 gpt

In grab samples of bedrock 7.28 and 1.24 gpt.

The Jackson’s Arm Property option is exercisable over five years and terms include: cash payments totaling Cdn$97,360; an issuance of a total of 232,000 common shares; and an aggregate of Cdn$756,000 in exploration expenditures. The Company has the right to acquire an undivided 100% interest in the property subject to a 2.5% NSR. The NSR may be reduced from 2.5% to 1.5% with a payment of Cdn$1,000,000. First year commitments comprise Cdn$4,360 in cash, 36,000 shares and exploration expenditures of Cdn$46,000.

Island Pond Option from Cornerstone Capital Corp.

The Phase I drilling program was completed in December 2002 on the Island Pond Property. All results will be announced by both companies as soon as they have been received and compiled. Cornerstone is the Operator of the Project.

Candente is a junior exploration company focused on the acquisition, exploration and development of world-class gold and copper projects. For more information on our current exploration progress, visit www.candente.com and/or call us at: (604) 689-1957; toll free at 1-877-689-1964; or e-mail to: investor@candente.com

ON BEHALF OF THE BOARD OF DIRECTORS

”Joanne C. Freeze”

Joanne C. Freeze, P.Geo

President & CEO

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

Stock Options - Amendment in Exercise Price

January 17th, 2003

Release No. 66

                                                                                                                                     TSX-V:DNT

CANDENTE INCENTIVE STOCK OPTIONS

AMENDMENT IN EXERCISE PRICE

Further to a News Release dated December 30th, 2002, the Company has revised the exercise price of 600,000 Stock Options from $0.44 to $0.48.

Candente is a junior exploration company focused on the acquisition, exploration and development of world-class gold and copper projects. For more information on our current exploration progress, visit www.candente.com and/or call us at: (604) 689-1957; toll free at 1 877-689-1964; or e-mail to: investor@candente.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter de Visser”

Peter de Visser

Chief Financial Officer

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

Gold Zone Increases on Alto Dorado Property, Northern Peru

February 4th, 2003

Release No. 67                                                                                                           TSX-V:DNT

The Company is pleased to announce that exploration at Alto Dorado is demonstrating an increase in size to the Toril Gold zone. Gold values ranging from 0.7 to 3.6 grams per tonne (gpt) have been obtained from bedrock exposed in trenches and pits. The host rocks are similar to those hosting the major Peruvian gold mines, Yanacocha and Pierina where average grades are 1 to 3 gpt and cutoff grade is 0.4 gpt.

In the Toril Zone, anomalous gold-mercury-arsenic-antimony levels occur in soils over an area 1.3 km by 1.65 km. This entire area is now of considerable significance due to the fact that gold grades of 1.4 and 3.6 gpt have been found in bedrock in a pit where they were not expected based on the gold levels in the soils above. Soils at surface above the pit carry only 11 to 30 ppb (0.011 to 0.030 gpt) gold, which would not normally attract attention.

As quoted by Thom Calandra on CBS.MarketWatch.com “We’re digging pits to bedrock before we drill because it is cheaper, a lot more efficient” says Joanne Freeze.

Previous work had shown favourable rocks such as vuggy silica, granular silica and quartz-alunite breccia outcropping over an area 1 km by 0.15 km and carrying gold values of up to 3 gpt. The gold values of 3.6 gpt and 1.4 gpt were obtained from samples 1.5 metres apart made up of same vuggy silica, granular silica and quartz-alunite breccia in a pit excavated to expose bedrock. Selected samples of similar material collected from a 30 metre trench contain from 0.7 to 1.9 gpt gold in a zone 650 metres northeast of the pit. This trench was dug adjacent to a reverse circulation drill hole by completed by Hecla in 1998, which intersected gold values from 0.3 to 1.4 gpt over the first 18 metres and in other portions of the drill hole. The presence of the gold mineralization in the various phases of the breccia demonstrates the potential for a buried body of gold mineralization.

The Alto Dorado property is located in Northern Peru half-way between the Yanacocha and Pierina Mines and 36 km south-southeast of the Alto Chicama property where Barrick Gold recently announced a new discovery in excess of 7 million ounces of gold.

The current exploration program of mapping, rock sampling, pitting and trenching will continue until the end of the rainy season (approximately March). Once the rainy season is over, a systematic sampling program will be carried out using a portable hand held drill, which penetrates overburden and samples bedrock. Geophysics is also planned to assist in outlining siliceous zones prior to bedrock drilling.

The Toril Zone was part of the area Candente won in an auction on October 22nd , 2002 as described in News Release No. 60 dated October 30 th , 2002. The Toril Zone is subject to Candente’s Option to Purchase Agreement with Hecla Mining on the Alto Dorado Property.

On another matter the Company is also pleased to announce that several shareholders have recently exercised a total of 1,437,500 warrants @ $0.20, bringing to the Company a total of $287,500 in proceeds. The Prudent Bear Fund exercised 370,000 of these warrants and now holds 4,558,550 shares, which is 18.2% of the total issued and outstanding shares of the Company. The Prudent Bear Fund also holds 135,000 warrants exercisable @ $0.44 if exercised by May 16, 2003 or @ $0.49 if exercised by May 16th , 2004.

The Company has also granted Incentive Stock Options to directors, employees and consultants in the amount of 700,000 shares at a price of $0.48 for a period of five years.

Candente is a junior exploration company focused on the acquisition, exploration and development of world-class gold and copper projects. For more information on our current exploration progress, visit www.candente.com and/or call us at: (604) 689-1957; toll free at 1-877-689-1964; or e-mail to: investor@candente.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne C. Freeze, P.Geo.

President & CEO

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

GOLDCORP Invests in CANDENTE

February 5th, 2003

Release No. 68                                                                                                          TSX-V: DNT

Candente Resource Corp. (Candente) is pleased to announce that, subject to regulatory consent, the Company has agreed to a Non-Brokered Private Placement with Goldcorp Inc. (Goldcorp – GG:NYSE; G:TSX) to raise a total of $1,020,000 by issuing 1,700,000 units at $0.60. Each unit will comprise one share and one half share purchase warrant. One whole non-transferable share purchase warrant allows Goldcorp to purchase one share of the Company at a price of $0.90 per share during the first twelve months and $1.10 per share during the second twelve months. The funds will be used for general working capital and exploration of the Company’s gold properties in Peru and Newfoundland. No brokers’ fees or finders’ fees will be payable on this financing.

This financing is the first step in the development of a strategic partnership between Goldcorp and Candente for exploration in Newfoundland.

Candente is a junior exploration company focused on the acquisition, exploration and development of world-class gold and copper projects. For more information on our current exploration progress visit www.candente.com and/or call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to investor@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CANDENTE RESOURCE CORP.- NEWS RELEASE

February 11th, 2003

Release No. 70                                                                                                                  DNT: TSX-Ven

DRILLING TO COMMENCE LINEAR PROPERTY, BOTWOOD BASIN, NEWFOUNDLAND

Candente Resource Corp. - DNT:TSX-Ven (Candente) is pleased to announce that drilling is scheduled to commence this week on the Linear Property in the Botwood Basin, Central Newfoundland. Gold mineralization has been found to date in twelve different showings over a two (2) km strike length and in forms ranging from high grade visible gold in quartz veins and breccia zones to wider zones of silicified sulphidic sedimentary rocks.

The Linear Property lies adjacent to the Mustang Gold trend properties where Barrick Gold and Altius Minerals are currently exploring for sediment hosted (Carlin-Nevada style) gold mineralization. High grade gold values such as 18.46 grams per tonne (gpt) over 8.6 metres (m) in drill core, were obtained by previous parties on the Linear Property; however, their work concentrated more on geophysics and less on geology and did not determine controls to the gold mineralization.

Visible gold was first found in quartz float by prospectors working for Noranda in the Linear area in the late 1980's. A sample from one of the boulders assayed 54.5 ounces per ton (1,744 grams per tonne (gpt)). By the late 1980’s, the KriASK Syndicate acquired the property and located visible gold in quartz veining in five areas over a 2 km length on the east side of the Linear.

United Carina Corporation optioned the property from the KriASK Syndicate in April 1999 and carried out line cutting, soil geochemistry, ground geophysics, excavator trenching and diamond drilling. A total of 3647.5 m were drilled in 38 holes. Significant gold mineralization was located both east and west of the Linear on surface and in drill holes. Higher grade drill intersections in four of the surface showings east of the Linear include: Baseline - 8.8 gpt over 4.3 m; Dome - 18.46 gpt over 8.6 m; Road - 15.4 over 2.7 m; and Lotto - 12.6 gpt over 2.4 m. Trenching at the Dome showing exposed gold mineralization grading 93.6 gpt over 1 m, 15.36 gpt over 2.7 m and 42.9 gpt over a 7 m by 10 m area. On the west side of the Linear, disseminated mineralization assays up to 6 gpt gold over 6 m in trenches and 1.1 gpt over 24.5 m in drill core.

Candente optioned the property in April of 2002 and has focused on detailed geological mapping, logging of drill core and petrographic studies. The current drill program has been designed to gain a better understanding of the mineralizing controls by obtaining structural information through a comprehensive oriented core program. A total 1600 m are to be drilled in eight holes. Detailed objectives of the program are:

To drill-test the down-dip projections of known gold mineralized structures

To drill-test a series of broad soil anomalies with coincident IP-resistivity anomalies

To drill-test known gold showings in different orientations

Collectively the holes are targeting highly anomalous trench channel samples and grab samples as follows:

CHANNELS	GRAB SAMPLES
257.0 gpt gold over 0.7 m	934.0 gpt gold
723.0 gpt gold over 0.5 m	157.0 gpt gold
43.0 gpt gold over 10.0 m x 7.0 m	64.0 gpt gold
3.1 gpt gold over 7.2 m	21.2 gpt gold
1.4 gpt gold over 5.6 m	18.4 gpt gold
0.9 gpt gold over 13.0 m	12.4 gpt gold
18.6 gpt gold over 7.5 m	8.8 gpt gold
2.8 gpt gold over 5.8 m	6.9 gpt gold
1.1 gpt gold over 8.0 m

The Company has an option to earn 100% interest in the property from the KriASK Syndicate of Newfoundland. Option terms include: cash payments totalling Cdn$171,000; issuance of a total of 300,000 common shares; and an aggregate of Cdn$1,000,000 in exploration expenditures over the next five years. The Company has the right to acquire a 100% interest in the property subject to a 2.5% NSR. The NSR may be reduced to 0.5% with the Company making certain payments.

Candente is a junior exploration company focused on the acquisition, exploration and development of world-class gold and copper projects. For more information on our current exploration progress visit www.candente.com and/or call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to investor@candente.com.

Go to http://www.candente.com/s/NewsReleases.asp?ReportID=48835 to find this News Release on our website.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CANDENTE RESOURCE CORP.-NEWS RELEASE

February 11th, 2003

Release No. 69                                                                                                                   DNT:TSX-Ven

FAVOURABLE MINERALIZATION INTERSECTED IN DRILLING, ISLAND POND PROPERTY,

NEWFOUNDLAND

Candente Resource Corp. (DNT:TSX-Ven) is pleased to announce that four of eight diamond drill holes intersected favourable mineralization on the Island Pond Property, located within the Botwood Basin of Central Newfoundland, which is under option from Cornerstone Resources Inc. (Cornerstone).

The style of mineralization and geochemical signature intersected is understood to be similar to that found on the adjacent Moosehead Property where it commonly occurs close to or within 25-30 metres (m) of high-grade gold intercepts. Mineralization intersected is consistent with a low sulfidation epithermal environment and consists of multiple quartz and/or quartz-carbonate vein events associated with large northwest-trending structures.

This early stage drilling program totaled 809m in 8 holes and was designed to test for mineralization within structures identified through ground magnetics and VLF surveys with soil geochemical support. Significant results of 0.215 gpt gold over 7.6m, 0.81 gpt over 10cm; 0.27 gpt over 1m and 0.34 gpt over 1.15m were obtained. The associated veining and alteration zones are 1.39m to 7.60m wide. Anomalous levels of arsenic (5081 ppm) and antimony (45 ppm) are associated with the anomalous gold values.

Given the early stage of the exploration drilling, these results are very encouraging and warrant further exploration. The mineralization occurs within a package of altered sedimentary and volcanic rocks and related dykes. Future drilling will target a number of previously delineated geochemical and geophysical targets as well as test areas for higher-grades zones proximal to and on strike with the recently intersected mineralization.

All core samples were split using a diamond core saw and half of the whole core sent to Eastern Analytical Limited in Springdale, Newfoundland for prep and analysis for gold by fire assay. All pulps were then sent to Acme Labs for gold check assays and ICP analysis including mercury. Thin section and mineralogical studies were performed by Petrascience Consultants Inc. and Lang Geoscience Inc. The qualified person responsible for the design and conduct of the work performed is Timothy Froude, P. Geo., V.P. Exploration for Cornerstone. Drilling services were provided by New Valley Drilling of Springdale Newfoundland.

Under the Option Agreement Candente can earn up to a 75% interest in the property from Cornerstone. Cornerstone will operate the exploration programs until Candente earns an initial 51% interest; however, highly experienced explorationists on the management teams of both companies will plan and guide all exploration.

Candente and Cornerstone gratefully acknowledge financial assistance from the Department of Mines & Energy, Government of Newfoundland & Labrador, under the Junior Company Exploration Assistance Program (JCEAP) for the 2002 Island Pond drilling program.

Candente is a junior exploration company focused on the acquisition, exploration and development of world-class gold and copper projects. For more information on our current exploration progress visit www.candente.com and/or call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to investor@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CANDENTE RESOURCE CORP.- NEWS RELEASE

February 25th, 2003

Release No. 71                                                                                                                  DNT: TSX-Ven

CANDENTE COMPLETES GOLDCORP FINANCING

Candente Resource Corp. - DNT:TSX-Ven (the Company) is pleased to announce it has closed the previously announced non-brokered private placement of 1,700,000 units at $0.60 per unit to raise a total of Canadian $1,020,000 with Goldcorp Inc.. Each unit consists of one share and one half share purchase warrant. One whole non-transferable purchase warrant allows Goldcorp. to purchase one share of the Company at a price of $0.90 per share during the first twelve months and $1.10 per share during the second twelve months. The common shares issued under the units are subject to a 4 month hold period expiring June 22, 2003. The funds will be used for general working capital and exploration of the Company’s gold properties in Peru and Newfoundland.

This financing is the first step in the development of a strategic partnership between Goldcorp and Candente for exploration in Newfoundland.

On another matter, Candente’s management would like to invite you to come and meet Joanne C. Freeze, President & CEO and other Company personnel at the following conferences: Prospectors and Developers Conference, March 9th to 12th in Toronto, Ontario, the Chicago Natural Resource and Technology Exhibition and Conference, April 12th in Chicago, IL; the Cambridge Montreal Investment Conference April 12th and 13th Montreal, Quebec and the International Investment Conference, April 26th and 27th in Las Vegas, CA.

Candente is a well financed junior exploration company focused on the acquisition, exploration and development of world-class gold and copper projects. For more information on our current exploration progress visit www.candente.com and/or call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to investor@candente.com.

Go to http://www.candente.com/s/NewsReleases.asp?ReportID=54115 to find this News Release on our website.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CANDENTE RESOURCE CORP.- GEOLOGIX EXPLORATIONS INC. NEWS RELEASE

February 26th, 2003

Release No. 72                                                                                                                   DNT: TSX-VEN

                                                                                                                                               GIX:TSX-VEN

ANGLOGOLD TO EVALUATE CANDENTE GOLD PROPERTIES IN PERU

Candente Resource Corp. - DNT:TSX-Ven (Candente) is pleased to announce that Candente has signed a Right of First Refusal (RFR) Agreement with Anglogold on ten gold properties in Peru. One of the properties is held jointly by Candente and Geologix Explorations Inc. GIX:TSX-Ven - (Geologix).

Under the RFR Anglogold has paid to Candente US$10,000 and will fund and carry out preliminary exploration programs on each of the ten properties. Within a six month period, if Candente intends to sell all or any part of its interest in any of the properties, Anglogold has the right to match any offer acceptable to Candente for 30 days after notice of such. Anglogold will provide Candente with all information obtained from its work on the Properties. Candente’s Vice President Exploration, Ing. Fredy Huanqui, will make field visits with Anglogold’s experts to ensure full collaboration between the two companies with respect to exploration results and ideas.

Nine of the gold properties are in Southern Peru and one is in Central Peru. The Southern Peru targets cover a total of 1610 hectares. These properties have all recently been acquired by Candente to cover high sulphidation gold targets, which have alteration systems and geochemical signatures similar to bulk tonnage gold deposits found both in Peru and other locations in the world. In addition to the gold, silver targets have also been identified on some of these properties. Silver grades in rock chip samples reach as high as 282 grams per tonne (8.7 ounces per ton).

One of the Southern Peru properties Millo, is held jointly by Candente and Geologix and was won in an auction against Barrick Gold. Geologix has also agreed to the RFR Agreement with Anglogold. The Millo Property covers a volcanic centre with an extensive hydrothermal alteration zone covering 3 km by 4 km. Rocks exposed on the property show characteristics of a high sulphidation gold system with anomalous values of mercury and gold and typical alteration products such as: massive to vuggy silica, hydrothermal breccias, pervasive silicification and quartz-alunite-dickite, argillic clays and native sulphur and crystalline barite.

The target located in Central Peru, the Pamel Property, lies within the same Tertiary Volcanic belt that hosts the Pierina and Yanacocha gold deposits. Pamel was the first high sulphidation target acquired by Candente as a result of the Company’s initial regional exploration program carried out in 1997. Hydrothermal alteration typical of a high sulphidation epithermal gold deposit covers a two kilometer by four kilometer area. In addition, anomalous levels of gold, mercury, arsenic, antimony, bismuth and barium occur in zoned patterns over a large portion of the hydrothermal alteration zone.

Candente is a mineral exploration company focused on the acquisition, exploration and development of world-class gold projects and has a strategic partnership with a premier gold producer. Management has a track record of discovering world-class mines. For more information on our current exploration progress visit www.candente.com and/or call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to investor@candente.com.

Geologix is a mineral exploration company focused on acquiring, exploring and developing gold properties in North and South America. The company has a wealth of experience in the mining industry taking early stage exploration prospects to final feasibility and ultimately to production. For more information visit www.geologix.ca and/or or call (604) 643-1742 or e-mail to mmallard@geologix.ca.

On another matter, Candente’s management would like to invite you to come and meet Joanne C. Freeze, President & CEO and other Company personnel at the following conferences: Prospectors and Developers Conference, March 9th to 12th in Toronto, Ontario, the Chicago Natural Resource and Technology Exhibition and Conference, April 12th in Chicago, IL; the Cambridge Montreal Investment Conference April 12th and 13th Montreal, Quebec and the International Investment Conference, April 26th and 27th in Las Vegas, NV.

Go to http://www.candente.com/s/NewsReleases.asp?ReportID=54209

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.